Sadie R. Gordon
Counsel
Law Department
Direct Dial: (860) 843-5283
Fax: (860) 843-8665

March 25, 2011

Michael L. Kosoff, Esq.

Senior Counsel

Office of Insurance Products

United States Securities and Exchange Commission

Washington, DC 20549-8629

Re:	Hartford Life Insurance Company Separate Account Two and DC Variable Account II
485(a) Filing to Registration Statement on Form N-4
File Nos. 33-19946; 811-03072-01

Dear Mr. Kosoff:

Presented below and attached hereto please find specific responses to each of your comments and questions from March 23, 2011:

1.              General Comment

Please confirm that DC-II contains and will continue to contain all the investment options available in DC-I.  If possible to have a portfolio in DC-I and not in DC-II, please explain what will happen upon commencement of a variable payout option if a plan has allocated to a portfolio in DC-I that is not available under DC-II.

Response:  The Hartford confirms that DC-II contains and will continue to contain all investment options that are available in DC-I.

2.              Cover Page (p.1)

Please update or remove the chart showing the portfolio name changes.

Response:  Agreed

3.              Fee Table (pp 8-9)

a.               Please confirm that the removal of the CDSC is permanent, as applied to a waiver of right under the Contract that can be reinstated.

Response:  The Hartford confirms that the removal of the CDSC is permanent and is not a waiver that will be reinstated.

b.              Please move the loan administration fee to the table of periodic expenses as this charge is a periodic

200 Hopmeadow Street
Simsbury, CT 06089

expense.

Response:  Agreed.

c.               Please provide the loan interest rate in the fee table.  Please note that you are permitted to show the net interest rate if you include the gross interest and crediting rate of the loan in a footnote to the fee table.

Response:  The Hartford does not believe that the loan interest rate should be disclosed in the fee table because the loan interest rate is not payable to The Hartford but rather to the Participant’s Account, as disclosed in the section entitled “May I request a loan from my Participant Account?”  In other words, the interest is added to the value of the Participant’s Account.

d.              Please confirm to the Staff that the range of the fund operating expense table does not reflect any waivers or reimbursement arrangements.

Response:  The Hartford confirms to the Staff that the range of the fund operating expense table does not reflect any waivers or reimbursement arrangements.

e.               Please revise the fee table as there are two footnote numbered “6”.

Response: Agreed.

4.              Example Tables (pp. 10-11)

a.               When showing the expenses at the Mortality and Expense (M&E) levels, please reflect the highest M&E then work your way down to the lowest M&E charge.

Response:  Agreed

b.              As a parenthetical to each caption please denote whether the charge relates to DC-II or DC-I.

Response:  Agreed

5.              Fee Table (pp. 8-9)

a.               Please confirm that all fees and charges of the loan are reflected in the fee table.

Response:  The Hartford respectfully submits that all fees and charges related to Participant loans, except for the loan interest rate are reflected in the fee table.

b.              Please include information about the interest rate applied with respect to the loan and the amount held in the loan account.  (i.e. the guaranteed loan interest rate or include the minimum/maximum rate.)

Response:  Please see response to comment 3c. above and as disclosed in the section entitled “May I request a loan from my Participant Account?”

6.              Death Benefits (p. 28)

a.               When death takes place prior to age 65, please clarify whether the credit to total Contribution for partial surrenders is taken out on a dollar for dollar basis or some other basis.  If some other basis, please provide that basis and provide a brief example.

Response:  The Hartford confirms that if a Participant dies before age 65, the reduction to the death benefit payable will be calculated on a dollar for dollars basis based on total Contributions minus partial surrenders, not repaid.

b.              Please also explain whether the total Contribution is also reduced to reflect any outstanding loans.

Response:  The Hartford confirms that if a Participant dies before age 65, the death benefit payable will be the total Contributions minus any outstanding loan balance.

7.              Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Response: Registrant hereby acknowledges that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus and related statement of additional information for the above referenced registration statements. Registrant further acknowledges that the review of the filing by the Staff of the Commission does not relieve it of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing. Further, registrant acknowledges that it may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the registrant or that the filing became automatically effective thereafter.

Sincerely,

/s/ Sadie R. Gordon

Sadie R. Gordon